UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.

3300 PUBLIX CORPORATE PARKWAY

LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Index to Financial Statements, Supplemental

Schedule and Exhibits

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Publix Super Markets, Inc.

401(k) SMART Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

KPMG LLP

June 25, 2010

Tampa, Florida

Certified Public Accountants

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value	$1,220,164,082	1,022,477,085
Participant loans, at amortized cost	64,559,552	60,275,234
Employer contribution receivable	22,191,890	21,326,522

Total assets	1,306,915,524	1,104,078,841

Liabilities
Excess contributions payable	2,356,277	2,225,896

Total liabilities	2,356,277	2,225,896

Net assets available for plan benefits	$1,304,559,247	1,101,852,945

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributed to:
Contributions:
Participant	$106,634,877	104,911,084
Employer – stock	22,191,890	21,326,522

Total contributions	128,826,767	126,237,606

Investment income (loss):
Net appreciation (depreciation) of investments	108,544,289	(303,163,331)
Dividends	24,253,510	27,195,765
Interest	3,835,840	4,710,846

Total investment income (loss)	136,633,639	(271,256,720)

Total additions (reductions)	265,460,406	(145,019,114)

Deductions from net assets attributed to:
Benefits paid to participants	62,113,357	83,504,801
Fees paid by participants	640,747	605,463

Total deductions	62,754,104	84,110,264

Net increase (decrease)	202,706,302	(229,129,378)

Net assets available for plan benefits:
Beginning of year	1,101,852,945	1,330,982,323

End of year	$1,304,559,247	1,101,852,945

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan and Summary of Accounting Policies

The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

(a)	General

The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Plan Amendments

As required by the Internal Revenue Service (“IRS”) for Cycle B determination letter filers, the Plan was amended and restated on January 22, 2008, with an effective date of January 1, 2007. The Plan was subsequently amended on December 23, 2008 and November 18, 2009, to reflect certain provisions of regulatory guidance and legislation with effective dates of January 1, 2007, 2008 and 2009.

(c)	Contributions

Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2009 and 2008, the Company’s Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year in the form of common stock of Publix Super Markets, Inc. (“Publix Stock”). Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock.

(d)	Participant Accounts

Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions for separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaling $99,150 and $92,874 were used to reduce the Company matching contributions for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, forfeitures totaled $101,239 and $92,925, respectively.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(e)	Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

(f)	Participant Loans

All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by ING Institutional Plan Services as of the first day of each calendar quarter based on the U.S. prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. The Plan’s management has determined that the amortized cost of participant loans approximate their fair value.

A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(g)	Distribution of Benefits

Benefits are recorded when paid.

A participant who reaches age 59 1/2 and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving distribution of benefits on or before April 1 of the calendar year following the year in which the participant reaches age 70 1/2.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

(h)	Termination of Plan

The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(j)	Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds. Investment in Publix Stock represented 74.2% and 75.9% of the Plan’s net assets available for plan benefits as of December 31, 2009 and 2008, respectively. Because Publix Stock is not traded on a public stock exchange, the fair value of Publix Stock is determined by the Company’s Board of Directors. Publix Stock is valued quarterly based on, among other things, the Company’s financial performance and the financial and stock market performance of comparable companies. The fair value of the Plan’s interest in the Invesco Stable Value Trust Fund is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. The fair values of the Plan’s interests in collective investment funds, other than the Invesco Stable Value Trust Fund, are based upon the net asset values of the funds as reported by the fund managers. There are no restrictions on redemptions by Plan participants of the collective investment funds. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(k)	Investment Risk

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

(l)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(m)	Recent Accounting Standards

In September 2009, the Financial Accounting Standards Board (the “FASB”) issued updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date, any unfunded commitments and the investment strategies of the investees. The adoption of this update did not have an effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In June 2009, the FASB issued a new standard that changes the referencing and organization of accounting guidance and establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”). Rules and interpretive releases of the Securities and Exchange Commission (the “SEC”) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of this standard did not have an effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In April 2009, the FASB issued three amendments to the standards of accounting for the fair value measurement and impairment of securities. These amendments provide guidance for determining fair value measurements when the volume and level of activity of an asset or liability have significantly decreased from normal market activity. The amendments also provide guidance on determining whether a debt security is other-than-temporarily impaired and expand the disclosures of other-than-temporarily impaired debt and equity securities. The adoption of these amendments during the year ended December 31, 2009, did not have a material effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

(2)	Administration of the Plan

State Street Bank and Trust Company, the Primary Trustee and Custodian for the Plan, was responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. Effective March 31, 2010, ING National Trust replaced State Street Bank and Trust Company as the Primary Trustee for the Plan; however State Street Bank and Trust Company remains Custodian for the Plan. CitiStreet LLC served as third-party Plan Administrator until June 30, 2008. Effective July 1, 2008, ING Institutional Plan Services acquired CitiStreet LLC and became the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•

Administrative fees of $223,297 and $229,187 for the years ended December 31, 2009 and 2008, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.

•

Loan fees of $417,450 and $376,276 for the years ended December 31, 2009 and 2008, respectively, were deducted from the Accounts of Plan participants who received loans and were paid to the third-party Plan Administrator.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(3)	Investments

The Plan consists of the following investments:

(a)	American Funds EuroPacific Growth (R-3) Fund

This mutual fund seeks long-term capital growth by investing in stocks of attractively valued companies located in Europe and the Pacific Basin.

(b)	Pennsylvania Mutual Fund (Service Class)

This mutual fund seeks long-term capital growth by investing primarily in securities of companies with small and micro market capitalizations, using a disciplined value approach.

(c)	SSgA Strategic Balanced Funds

These collective investment funds use an asset allocation approach to provide for both current income and capital appreciation. The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., aggressive, moderate and conservative). The three SSgA Strategic Balanced Funds are:

SSgA Aggressive Strategic Balanced Fund – Class I

This fund seeks to provide capital growth by matching a composite benchmark that is made up of 85% stocks and 15% bonds.

SSgA Moderate Strategic Balanced Fund – Class I

This fund seeks to provide capital growth with some income for stability by matching a composite benchmark that is made up of 55% stocks and 45% bonds.

SSgA Conservative Strategic Balanced Fund – Class I

This fund seeks to provide income and a modest level of capital growth by matching a composite benchmark that is made up of 25% stocks and 75% bonds.

(d)	SSgA S&P MidCap Index Fund – Class II

This collective investment fund seeks to replicate the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

(e)	Janus Forty Fund (S Shares)

This mutual fund seeks long-term capital growth by investing in a core group of 20 – 40 common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(f)	Davis New York Venture (A) Fund

This mutual fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are underfollowed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

(g)	SSgA S&P 500 Index Fund

This mutual fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

(h)	PIMCO Total Return (Admin.) Fund

This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar-denominated securities of non-U.S. issuers and money market instruments.

(i)	Invesco Stable Value Trust Fund

This collective investment fund seeks to preserve principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund invests in a series of proprietary commingled fixed income portfolios. The Invesco Stable Value Trust Fund was added to the Plan effective December 1, 2008. Effective November 5, 2009, the Invesco Stable Value Trust Fund fully replaced the SSgA Stable Value Fund as the investment fund option for the stable value asset class.

(j)	Publix Stock Fund

This fund includes two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund – Class A, a collective investment fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix Stock, dividends earned on Publix Stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix Stock on specified purchase dates.

The fair value of the following investment represented 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
	2009	2008
Publix Stock component of the Publix Stock Fund	$967,474,052	835,993,984

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

During 2009 and 2008, the Plan’s investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated (depreciated) in value by $108,544,289 and ($303,163,331), respectively, as follows:

	Year Ended December 31,
	2009	2008

Publix Stock Fund	$70,103,052	(236,687,005)

Mutual Funds	31,767,845	(60,791,787)

Collective Investment Funds	6,673,392	(5,684,539)

	$108,544,289	(303,163,331)

The fair value of investments are based on market prices using the following measurement categories:

Level 1 – Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are the mutual funds.

Level 2 – Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies. Investments included in this category are Publix Stock and collective investment funds.

Level 3 – Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are currently included in this category.

Following is a summary of fair value measurements for investments as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total

December 31, 2009

Mutual Funds	$147,235,023	—	—	147,235,023

Publix Stock	—	967,474,052	—	967,474,052

Collective Investment Funds	—	105,455,007	—	105,455,007

Total Investments	$147,235,023	1,072,929,059	—	1,220,164,082

December 31, 2008

Mutual Funds	$99,148,924	—	—	99,148,924

Publix Stock	—	835,993,984	—	835,993,984

Collective Investment Funds	—	87,334,177	—	87,334,177

Total Investments	$99,148,924	923,328,161	—	1,022,477,085

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(4)	Contracts With Insurance Companies

The investment fund options for the stable value asset class are fully benefit-responsive and are reported at fair value in the statement of net assets available for plan benefits. Any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line attributable to fully benefit-responsive investment contracts in the statement of net assets available for plan benefits. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. The Plan’s management has determined that the contract value of the Plan’s fully benefit-responsive investment contracts as of December 31, 2009 and 2008 approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yields based on actual income were approximately 3.10% and 6.45%, respectively, for the Invesco Stable Value Trust Fund on December 31, 2009 and 2008, and 2.15% and 2.65%, respectively, for the SSgA Stable Value Fund on December 31, 2009 and 2008. The average yields based on interest rates credited to participants were approximately 3.89% and 3.34%, respectively, for the Invesco Stable Value Trust Fund on December 31, 2009 and 2008, and 3.09% and 3.56%, respectively, for the SSgA Stable Value Fund on December 31, 2009 and 2008. Crediting interest rates are typically reset on a monthly or quarterly basis according to the wrapper contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the Plan’s election to withdraw from the wrapper contract in order to change to a different investment provider or employer-initiated events, if material. The Plan Administrator does not believe that the occurrence of any such event is probable. Additionally, the replacement of the SSgA Stable Value Fund with the Invesco Stable Value Trust Fund from December 1, 2008 through November 5, 2009, did not constitute such an event as all applicable requirements of the wrapper contract were complied with for the Plan to transact at contract value.

Examples of events that would permit an issuer of a wrapper contract to terminate the contract upon short notice include the Plan’s loss of its qualified status, material breaches of responsibilities that are not corrected, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical fair value based upon a contractual formula).

(5)	Employer Contribution Receivable

The employer contribution receivable is contributed in the form of Publix Stock. The matching contribution, net of forfeitures, of $22,191,890 for the 2009 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2009 and funded by the Company in the 2010 Plan year with the transfer of 1,279,071 shares of Publix Stock. The matching contribution, net of forfeitures, of $21,326,522 for the 2008 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2008 and funded by the Company in the 2009 Plan year with the transfer of 1,324,628 shares of Publix Stock.

Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for plan benefits per the financial statements	$1,304,559,247	1,101,852,945

Amounts allocated to withdrawing participants	(2,708,040)	(3,263,352)

Net assets available for plan benefits per the Form 5500	$1,301,851,207	1,098,589,593

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31,
	2009	2008

Benefits paid to participants per the financial statements	$62,113,357	83,504,801

Amounts allocated to withdrawing participants at end of year	2,708,040	3,263,352

Amounts allocated to withdrawing participants at beginning of year	(3,263,352)	(4,977,002)

Accrued excess contributions payable at end of year	(2,356,277)	(2,225,896)

Benefits paid to participants per the Form 5500	$59,201,768	79,565,255

Distributions of excess contributions for the years ended December 31, 2009 and 2008 per the Form 5500	$2,356,277	2,225,896

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2009 and 2008, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2009 and 2008 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2009 and 2008.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(7)	Related-Party Transactions

Certain Plan investments were collective investment and mutual funds managed by State Street Global Advisors (“SSgA”), the investment management division of State Street Bank and Trust Company, which was the Primary Trustee and Custodian for the Plan until March 30, 2010. Effective March 31, 2010, ING National Trust replaced State Street Bank and Trust Company as Primary Trustee for the Plan; however, State Street Bank and Trust Company remains Custodian for the Plan. Citigroup Inc. and State Street Bank and Trust Company had 50/50 ownership interests in CitiStreet LLC, the previous third-party Plan Administrator, as a joint venture until June 30, 2008. Effective July 1, 2008, ING Institutional Plan Services acquired CitiStreet LLC and became the third-party Plan Administrator.

In addition to Publix Stock, the transactions involving SSgA investments qualify as party-in-interest transactions. Certain administrative and service fees that were paid to CitiStreet LLC before July 1, 2008, and to ING Institutional Plan Services on or after July 1, 2008, also are considered party-in-interest transactions. The Plan received cash dividends on Publix Stock of $22,017,855 and $22,241,127 for the years ended December 31, 2009 and 2008, respectively. Such dividends were invested in the cash component of the Publix Stock Fund.

As of December 31, 2009 and 2008, the number of shares of Publix Stock held in participant Accounts totaled 55,762,193 and 51,925,092, respectively, with fair values of $967,474,052 and $835,993,984, respectively.

During 2009 and 2008, company matching contributions were made in the form of Publix Stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits.

(8)	Tax Status

The Plan, as amended and restated as of January 1, 2007, received a favorable tax determination letter, dated March 6, 2009, from the IRS under Internal Revenue Code (“IRC”) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2007, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value

Investments:

American Funds EuroPacific Growth (R-3) Fund	477,819	$18,004,235

Pennsylvania Mutual Fund (Service Class)	1,095,001	10,303,962

SSgA Strategic Balanced Funds:
SSgA Aggressive Strategic Balanced Fund – Class I *	713,479	8,700,402
SSgA Moderate Strategic Balanced Fund – Class I *	904,764	12,315,425
SSgA Conservative Strategic Balanced Fund – Class I *	378,838	5,580,906

SSgA S&P MidCap Index Fund – Class II *	134,931	4,831,459

Janus Forty Fund (S Shares)	1,704,797	53,735,202

Davis New York Venture (A) Fund	392,533	12,160,680

SSgA S&P 500 Index Fund *	1,590,395	29,151,948

PIMCO Total Return (Admin.) Fund	2,211,018	23,878,996

Invesco Stable Value Trust Fund	27,368,749	54,458,801

Publix Stock Fund:
SSgA Yield Enhanced Short Term Investment Fund – Class A *	1,365,000	19,568,014
Common stock of Publix Super Markets, Inc. *	55,762,193	967,474,052

Total investments		1,220,164,082

Participant loans at interest rates ranging from 3.25% to 8.25% *		64,559,552

		$1,284,723,634

*	Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

Date: June 25, 2010	By:	/S/ LINDA S. KANE
Linda S. Kane
Vice President Benefits Administration and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator